May 24, 2007

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	FBL Financial Group, Inc.
Registration Statement on Form S-4
Filed April 6, 2007
File No. 333-141949

Dear Mr. Riedler:

Comment number 1 in your letter of April 17, 2007, was as follows:

“Signatures

1.  The registration statement should also be signed by the registrant’s controller or principal accounting officer.  Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed.  See instructions 1 and 2 to Signatures to Form S-4.”

Response to Comment number 1:

James P. Brannen, who signed the registration statement and whose titles were noted as Chief Financial Officer, Chief Administrative Officer and Treasurer, is also the Principal Accounting Officer of the Company.  Amendment number 1 to the Registration Statement filed herewith adds this designation to the signature of Mr. Brannen.

Comment number 2 in your letter of April 17, 2007, was as follows:

“Supplemental correspondence

2.  Prior to effectiveness of the registration statement, please provide a supplemental letter to the staff that contains the statement and representation substantially in the form referred to in the Morgan Stanley, & Co., Inc. no-action letter (available June 5, 1991).”

Response to Comment number 2:

This letter is the supplemental letter requested.  In response to Comment No. 2 we state and represent the following:

1.  We are registering the exchange offer in reliance on the staff position enunciated in Exxon Capital Holdings Corporation (avail. April 13, 1989) (the “Exxon Capital Letter”) and in Morgan Stanley & Co. Incorporated  (avail. March 27, 1991) (the “Morgan Stanley Letter’).

2.  We represent the following to be true:

We have not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and to the best of our information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. The exchange offer is not being registered for the purpose of secondary resales.

Very truly yours,

/s/ Stephen M. Morain, Esq.

Senior Vice President and General Counsel

FBL Financial Group, Inc.

cc:  John L. Krug, Division of Corporation Finance